December 2nd, 2009

G58250-V001

VIA EDGAR

Mr. William Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Blue Square Israel Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 29, 2009
File No. 1-14426

Dear Sir,

We enclose herewith our response to the comment raised by the Staff in its letter dated November 5, 2009 (the "Letter") with respect to Form 20-F of Blue Square-Israel Ltd. (the "Company" or "BSI") that was filed on June 29, 2009. We have noted the Staff's comment in bold typeface and BSI's response in regular typeface. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

Consolidated Financial Statements, Page F-1

Notes to consolidated Financial Statements, Page F-11

1.
We reviewed your response to comment number seven in our letter dated September 15, 2009.  Please explain to us in detail the facts and circumstances supporting your conclusion that stores within small geographical areas are dependent on the cash inflows of other stores within the areas and represent the cash generating units.  Please include a discussion of whether internal management reporting is organized to measure performance on a store-by-store basis and whether the stores are managed on store-by-store basis or on a geographic basis.  Please discuss why a store is not the lowest level of identifiable cash inflows that are largely independent of the cash inflows from other stores in the geographic areas identified as cash generating units and/or the recoverable amount of individual stores cannot be determined.  Refer to paragraphs 66-68 of IAS 36.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

Based on the provisions of paragraphs 66-68 of IAS 36, "Impairment of Assets" (IAS 36), the Company believes that the cash inflows of individual stores within small geographical areas are not independent and, therefore, those stores should be grouped for impairment purposes. Accordingly, the company's 196 stores are grouped into 76 cash generating units (CGUs).  The number of stores in each CGU range from 1 to 8 stores, depending on the area.

The main factors that formed the decision to group stores are as follows:

A. The economic and competitive environment in the Israeli grocery retail

In most of Israel's urban areas, Company stores are located very close to one another. This is not done necessarily to create new store specific cash inflows but rather, to more effectively serve the same group of customers in that geographic area.  As a result, our stores often serve the same pool of customers.  This redundancy is a result of fierce competition in the Israeli retail market, and in particular in urban areas. All grocers in these highly-saturated local markets attempt to control market share by providing multiple outlets within each of those areas.  Thus, the Company has a strategy of utilizing multiple locations to discourage competition, although doing so can have an adverse effect on existing nearby stores.  Additionally, the existence of several stores in a small area allows customers different buying experiences based on the format of the store, e.g. convenience vs. discount. As we mentioned in our previous letter, one aspect to the Company's strategy is to convert some existing stores nationwide into a new hard-discount store format and to redistribute our retail presence to ensure that different store formats within a relatively small geographical area are serving the same customers who often make larger purchases in the discount stores and purchase additional items more frequently in other stores in the same area.

A good example for multi-store CGUs is the Tel Aviv – Ramat Gan area. This area in the center of Israel extends over 36 sq. Km (approx. 14 sq. miles). The Company operates there 33 stores, which are grouped into 8 different CGUs. The Company grouped stores within an area of less then 5 sq. Km (2 sq. miles) in a single CGU.  The Company has purchasing data, indicating that shopping in one stores comes in place of buying in another, nearby store (e.g., the same customers buy in more than one store in that area).  Based on this analysis, the Company found that residents of the neighborhoods near those CGUs divide their grocery shopping among stores in their respective CGU.

B. The way we manage our business

1. These multiple-store CGUs are reported to management as one unit. Although our information systems allow us to measure each individual store, management evaluates result at the area level. This is also the case in the annual budgetary process and in decision making on opening or closing stores, rebranding stores within a certain area, etc.    This is reflected in the Real Estate Forum, headed by the CEO, whose mission is to identify locations for new stores, and that analyzes impact on existing stores at the area-level.  In each of these decision points, management considers the impact on a multiple-store CGU as a whole, and makes decisions on data that is prepared on that basis.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

2. Additionally, the Company has a strategy to grow customer loyalty of its brands nationally, while focusing much less on promoting individual stores.  Derived from this strategy are the following measures: (1) The Company went through a large-scale rebranding push in 2007-2008, consolidating most formats under the Mega brand name. By that, the Company eliminated customer confusion and clarified the link between all formats available to customers; (2) The Company ensures that different formats and locations are readily available to customers; (3) It introduced a loyalty club that issues credit cards and ID cards, now accounting for 60% of sales turnover; (4) The Company also sells discount gift cards to trade unions and other large institutions before holidays. It sells gift certificates at over NIS 1 billion, representing 15% of sales turnover and grants some large trade unions (such as the police and teachers unions) discounts throughout the year; (5) The sale of the single, chain-wide Mega private label in our stores is now over 6%, and the private label is actually the fourth largest supplier of the company.

Taken together, all these factors encourage our customers and give them the financial incentive and the awareness to shop for groceries in different formats of our brand in their area.

On the costs side, the company has a single centralized purchasing operations and one national distribution center, serving all CGUs.

In conclusion, we believe that the factors outlined above strongly support the case for multi-store CGUs, as outlined by IAS 36. Cash inflows of stores in such CGUs are largely interdependent, making it inefficient to test individual stores in these areas for impairment.

In order to further enhance the clarity of our disclosures concerning our policies about evaluations for impairment, we intend to include the following disclosure in our 2009 financial statements: "The Company evaluates impairment separately for each cash-generating unit (CGU).  A cash-generating unit can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the cash inflows of another store in the same geographic area. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units. As of December 31, 2009, the company has grouped its stores into 76 CGUs."

If you have any questions or concerns, please call the undersigned at +972-3-928-2220.

Very truly yours,

/s/ Dror Moran

Dror Moran
Chief Financial Officer

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

CC:	Zeev Vurembrand, CEO
Elli Levinson-Sela, Adv.
Perry Wildes, Adv.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498